UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-35298

OCEAN RIG UDW INC.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated December 14, 2016: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Third Quarter 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: December 15, 2016	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS

                              FOR THE THIRD QUARTER 2016

December 14, 2016, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended September 30, 2016.

Third Quarter 2016 Financial Highlights

➢

For the third quarter of 2016, the Company reported a net income of $38.9 million, or $0.47 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA(1) of $219.6 million for the third quarter of 2016.

Recent Highlights

-

Fleet wide utilization for the third quarter of 2016 was 97.43%.

-

On December 5, 2016, the Ocean Rig Corcovado completed its 5-year special survey and drydock. The rig was off-hire for about 61 days and the Company expects total project costs including refurbishment of existing equipment to be in the range of $36 to $40 million.

-

On September 28, 2016 Lundin Norway AS (“Lundin”) exercised one of its options for a fourth well that will now keep the Leiv Eiriksson employed until approximately the end March 2017. The Company is in discussions with Lundin to potentially extend the current drilling program to the end of 2017.

-

On September 15, 2016, the Company received a partial payment of approximately $23.4 million from Total E&P Angola in connection with the arbitration proceedings for the termination of the Ocean Rig Olympia contract.

-

The Company is in discussions with ConocoPhillips about the early termination of the contract for the Ocean Rig Athena which is currently sitting idle in Las Palmas. Should discussions be successful then the Ocean Rig Athena would be available for alternative employment in the first quarter of 2017.

-

The Company continues to explore and consider various strategic alternatives with its financial and legal advisors, which may include a possible restructuring under US bankruptcy laws or another jurisdiction.

Financial Review: 2016 Third Quarter

The Company recorded net income of $38.9 million, or $0.47 basic and diluted earnings per share, for the three-month period ended September 30, 2016, as compared to a net income of $138.4 million, or $0.94 basic and diluted earnings per share, for the three-month period ended September 30, 2015.

Revenues decreased by $102.1 million to $335.0 million for the three-month period ended September 30, 2016, as compared to $437.1 million for the same period in 2015.

Drilling units’ operating expenses decreased to $103.7 million and total depreciation and amortization decreased to $83.1 million for the three-month period ended September 30, 2016, from $135.5 million and $90.3 million, respectively, for the three-month period ended September 30, 2015. Total general and administrative expenses remained the same in the third quarter of 2016 as in the same period in 2015, amounting to $23.2 million.

Interest and finance costs, net of interest income, decreased to $55.3 million for the three-month period ended September 30, 2016, compared to $67.2 million for the three-month period ended September 30, 2015.

Operating Fleet

The table below describes our operating fleet profile as of December 12, 2016:

   Total backlog as of December 12, 2016 amounted to $1.8 billion.

Unit Leiv Eiriksson	Year built 2001	Redelivery Q1 – 17
Ocean Rig Corcovado	2011	Q2 – 18
Ocean Rig Poseidon	2011	Q3 - 17
Ocean Rig Mykonos	2011	Q1 – 18
Ocean Rig Skyros	2013	Q3 – 21
Ocean Rig Athena	2014	Q2 – 17

Note: The units Eirik Raude, Ocean Rig Olympia, Ocean Rig Apollo, Ocean Rig Mylos and Ocean Rig Paros, have completed their preservation works and are currently cold stacked in Greece, remaining available for further employment.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016

REVENUES:
Revenues	$437,174	$335,043	$1,272,473	$1,295,606

EXPENSES:
Drilling units operating expenses	135,479	103,676	431,190	360,674
Depreciation and amortization	90,318	83,102	267,468	251,868
General and administrative expenses	23,236	23,171	76,647	68,976
Legal settlements and other, net	(604)	(1,128)	(3,234)	(7,805)

Operating income	188,745	126,222	500,402	621,893

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(67,172)	(55,340)	(202,332)	(170,032)
Gain from repurchase of senior notes	52,213	-	52,213	125,001
Gain/ (Loss) on interest rate swaps	(6,217)	2,071	(16,278)	(4,476)
Other, net	(5,630)	5,498	(13,256)	5,488
Income taxes	(23,539)	(39,521)	(66,336)	(94,856)
Total other expenses, net	(50,345)	(87,292)	(245,989)	(138,875)

Net income attributable to Ocean Rig UDW Inc.	$138,400	$38,930	$254,413	$483,018

Net income attributable to Ocean Rig UDW Inc. common stockholders	$137,702	$38,812	$253,238	$481,835

Earnings per common share, attributable to common stockholders, basic and diluted	$0.94	$0.47	$1.82	$4.73
Weighted average number of common shares, basic and diluted	146,670,990	82,335,348	138,885,188	101,858,241

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2015	September 30, 2016

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$747,485	$754,746
Other current assets	500,637	324,378
Advances for drilling units under construction and related costs	394,852	629,091
Drilling units, machinery and equipment, net	6,336,892	6,176,748
Other non-current assets	40,354	15,516
Total assets	8,020,220	7,900,479

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt, net of deferred financing costs	4,328,468	3,919,421
Total other liabilities	416,987	271,480
Total stockholders’ equity	3,274,765	3,709,578
Total liabilities and stockholders’ equity	$8,020,220	$7,900,479

SHARE COUNT DATA
Common stock issued	160,888,606	160,888,606
Less: Treasury stock	(22,222,222)	(78,301,755)
Common stock issued and outstanding	138,666,384	82,586,851

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs,  impairment loss, loss on sale of assets, gain from repurchase of senior notes and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
Net income	$138,400	$38,930	$254,413	$483,018

Add: Net interest expense	67,172	55,340	202,332	170,032
Add: Depreciation and amortization	90,318	83,102	267,468	251,868
Add: Income taxes	23,539	39,521	66,336	94,856
Add: (Gain)/ loss on interest rate swaps	6,217	(2,071)	16,278	4,476
Add: Class survey costs	-	4,808	-	9,841
Less: Gain from repurchase of senior notes	(52,213)	-	(52,213)	(125,001)
Adjusted EBITDA	$273,433	$219,630	$754,614	$889,090

     Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson commenced its contract with Lundin Norway AS on July 18, 2016. The unit is currently drilling its third well. During the third quarter, the unit achieved utilization of 92.68%. On September 28, 2016 Lundin exercised one of its options for a fourth well that will now keep the Leiv Eiriksson employed until the end March 2017. The Company is in discussions with Lundin to potentially extend the current drilling program to the end of 2017.

Eirik Raude

The Eirik Raude is currently in its stacking location in Greece and is available for alternative employment.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2015	Nine months ended September 30, 2016
(Dollars in thousands)
Total assets…………………………………	$ 742,778	$ 623,691
Total debt, net of financing fees………..	794,103	797,381
Shareholders equity………………………	(95,897)	(244,224)
Total cash and cash equivalents……….…	$ 43,339	$ 1,915

	Nine months ended September 30, 2015	Nine months ended September 30, 2016
(Dollars in thousands)
Total revenue………………………………	$ 298,484	$ 56,195
EBITDA..……………………….…………	$ 182,865	$ (3,276)

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Nine months ended September 30,
	2015	2016
Net Income/ (loss)	$70,207	$(90,914)
Add: Net interest expense	42,126	41,853
Add: Depreciation and amortization	60,960	38,537
Add: Income taxes	9,572	7,248
EBITDA	$182,865	$(3,276)

  Conference Call and Webcast: December 15, 2016

As announced, the Company’s management team will host a conference call, on Thursday December 15, 2016 at 08:00a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."

A replay of the conference call will be available until Thursday, December 22, 2016. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com